GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

23 June 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Dear Sirs,

GKN plc – agrees sale of Tube Connecting Systems Division for €40 million

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. Hiles

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 7/6

PRNUK-2206040916-54B1

FOR IMMEDIATE RELEASE 22 June 2004

GKN agrees sale of Tube Connecting Systems Division for €40million

GKN plc today announces that it has reached agreement for the sale of Walterscheid Rohrverbindungstechnik GmbH ("WRV"), GKN's Tube Connecting Systems business, a division of GKN OffHighway Systems, to Eaton Corporation for the sum of €40million (£26.4million) in cash. In 2003, WRV achieved sales of €41.0million (£27.1million).

The transaction, which is subject to necessary regulatory approvals, is expected to complete in the third quarter of 2004. The proceeds of the sale will be applied against short-term debt.

Further enquiries:

GKN Corporate Communications
+ 44 (0) 20 7463 2354

ENDS